SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number 1-11412

BRILLIANCE CHINA AUTOMOTIVE HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 2303-2306, 23/F, Great Eagle Center, 23 Harbour Road, Wanchai
Hong Kong, Special Administrative Region of the P.R.C.

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒   Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐   No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE
EXHIBIT INDEX
EX-99.1 Announcement Dated Oct 30,2003

Brilliance China Automotive Holdings Limited (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	an announcement dated October 30, 2003 and published in the newspapers in Hong Kong on October 31, 2003, announcing that Citigroup Global Markets Limited has given notice of its exercise of the over-allotment option in full pursuant to a Purchase Agreement dated October 28, 2003 (the completion of which is subject to certain conditions precedent) in relation to a proposed issue by a wholly-owned subsidiary of the Registrant of US$170 million Convertible Bonds due 2008. Accordingly, the aggregate principal amount of the Convertible Bonds shall be US$200 million.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brilliance China Automotive Holdings Limited

By:	/s/ Xiaoan Wu Name: Xiaoan Wu Title: Chairman

Date: October 31, 2003

EXHIBIT INDEX

Exhibit	Description

99.1:	an announcement dated October 30, 2003 and published in the newspapers in Hong Kong on October 31, 2003, announcing that Citigroup Global Markets Limited has given notice of its exercise of the over-allotment option in full pursuant to a Purchase Agreement dated October 28, 2003 (the completion of which is subject to certain conditions precedent) in relation to a proposed issue by a wholly-owned subsidiary of the Registrant of US$170 million Convertible Bonds due 2008. Accordingly, the aggregate principal amount of the Convertible Bonds shall be US$200 million.